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                              February 9, 2023

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, FL 33134

                                                        Re: MSP Recovery, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            January 20, 2023
                                                            File No. 333-268616

       Dear John H. Ruiz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

       Amendment No. 2 for Form S-1

       Beneficial Ownership of Securities, page 107

   1. Please refer to prior comment 4 and disclose the natural person(s) that hold voting and/or investment power over
the shares that will be held by Brickell Key Investments and its affiliates. We note
your response that you are unaware of any natural person(s) that holds voting and/or
investment power over the shares that will be held by Brickell Key
                                                        Investments LP and its
affiliates. Given that you entered into a Claim Proceeds
                                                        Investment Agreement
and a Warrant Agreement with Brickell Key Investments LP in
                                                        2019 and 2022 and
appear to have a material relationship with Brickell Key Investments
                                                        LP, please tell us why
you are are unable to disclose the natural person(s) that hold voting and/or investment power
over the shares.
 John H. Ruiz
MSP Recovery, Inc.
February 9, 2023
Page 2

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                       Sincerely,
FirstName LastNameJohn H. Ruiz
                                                       Division of Corporation
Finance
Comapany NameMSP Recovery, Inc.
                                                       Office of Technology
February 9, 2023 Page 2
cc:       Adam Buehler, Esq.
FirstName LastName